=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                             (AMENDMENT NO. 6)
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-
        1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              ----------------
                            JUNO LIGHTING, INC.
                              (NAME OF ISSUER)
                              ----------------
                  COMMON STOCK, $.001 PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)
                              ----------------
                                482047 20 6
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                              ----------------

                                KEVIN BAKER
                        VICE PRESIDENT AND SECRETARY
                        FREMONT INVESTORS I, L.L.C.
                       FREMONT INVESTORS I CS, L.L.C.
                       50 FREMONT STREET; SUITE 3700
                      SAN FRANCISCO, CALIFORNIA 94105
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                    RECEIVE NOTICES AND COMMUNICATIONS)

                              WITH A COPY TO:
                               KENTON J. KING
                 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                    FOUR EMBARCADERO CENTER, SUITE 3800
                      SAN FRANCISCO, CALIFORNIA 94111
                               (415) 984-6400

                                MAY 31, 2000
     (DATE OF EVENT WHICH REQUIRES FILING OF STATEMENT ON SCHEDULE 13D)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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 -----------------------------            ------------------------------------
| CUSIP No.  482047 20 6      |    13D   |  Page 2 of 13 Pages                |
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  1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a)  |X|    (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF DELAWARE

                          7    SOLE VOTING POWER

         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 4,336,285
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     4,336,285

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,336,285

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
                                                   CERTAIN SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             63.9%

  14   TYPE OF REPORTING PERSON

             OO


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| CUSIP No.  482047 20 6      |    13D   |  Page 3 of 13 Pages                |
 -----------------------------            ------------------------------------


  1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.P.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a) |X| (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS:

             OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF DELAWARE

                          7    SOLE VOTING POWER

         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 4,734,651
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     4,734,651

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,734,651

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                                                            SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             69.8%

  14   TYPE OF REPORTING PERSON

             PN


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| CUSIP No.  482047 20 6      |    13D   |  Page 4 of 13 Pages                |
 -----------------------------            ------------------------------------


  1    NAMES OF REPORTING PERSONS:  FP ADVISORS, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a)  |X|    (b)  |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF DELAWARE

                          7    SOLE VOTING POWER

         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 4,734,651
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     4,734,651

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,734,651

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                                                            SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             69.8%

  14   TYPE OF REPORTING PERSON

             OO


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| CUSIP No.  482047 20 6      |    13D   |  Page 5 of 13 Pages                |
 -----------------------------            ------------------------------------


  1    NAMES OF REPORTING PERSONS:  FREMONT GROUP, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a)  |X|    (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF DELAWARE

                          7    SOLE VOTING POWER

         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 4,736,218
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     4,736,218

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,736,218

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                                                            SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             69.8%

  14   TYPE OF REPORTING PERSON

             OO


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| CUSIP No.  482047 20 6      |    13D   |  Page 6 of 13 Pages                |
 -----------------------------            ------------------------------------


  1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS, INC.


       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a)  |X|    (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF NEVADA

                          7    SOLE VOTING POWER

         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 4,736,218
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     4,736,218

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,736,218

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                                                            SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             69.8%

  14   TYPE OF REPORTING PERSON

             CO


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| CUSIP No.  482047 20 6      |    13D   |  Page 7 of 13 Pages                |
 -----------------------------            ------------------------------------


  1    NAMES OF REPORTING PERSONS:  FREMONT INVESTORS I CS, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a)  |X|    (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF DELAWARE

                          7    SOLE VOTING POWER

         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 398,366
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     398,366

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             398,366

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                                                            SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             5.9%

  14   TYPE OF REPORTING PERSON

             OO


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| CUSIP No.  482047 20 6      |    13D   |  Page 8 of 13 Pages                |
 -----------------------------            ------------------------------------


  1    NAMES OF REPORTING PERSONS:  FREMONT PARTNERS, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

             (a)  |X|    (b) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                     OO

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

       ITEMS 2(d) or 2(e)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION:

             STATE OF DELAWARE

                          7    SOLE VOTING POWER


         NUMBER OF
           SHARES         8    SHARED VOTING POWER
        BENEFICIALLY                 1,566
          OWNED BY
            EACH          9    SOLE DISPOSITIVE POWER
         REPORTING
           PERSON
            WITH         10    SHARED DISPOSITIVE POWER
                                     1,566

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,566

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                                                            SHARES    |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             Less than 0.1%

  14   TYPE OF REPORTING PERSON

             OO



      The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 1.  Security and Issuer.

      This amendment (this "Statement") amends and supplements the statement on Schedule 13D filed by Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. (the "Original Reporting Persons") on July 12, 1999, as amended September 13, 1999 and September 23, 1999, as amended and restated September 30, 1999, as amended and restated on December 10, 1999, and as amended and restated on March 9, 2000. This Statement relates to the Common Stock (the "Common Stock" or the "Shares") of Juno Lighting, Inc., a Delaware corporation (the "Company"), into which the Series A Convertible Preferred Stock of the Company (the "Preferred Stock") is convertible. In addition to the Original Reporting Persons, this Statement is filed by and on behalf of Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C. (together with the Original Reporting Persons, the "Reporting Persons"). The address of the Company's principal executive offices is 1300 South Wolf Road, Des Plaines, Illinois 60017.

Item 3.   Source and Amount of Funds or Other Consideration.

      On May 31, 2000, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount.

Item 4.     Purpose of the Transaction.

      All of the shares of Common Stock and Preferred Stock acquired by the Reporting Persons were acquired for general investment purposes. Each of the Reporting Persons reserves the right to change their investment intent. Subject to market conditions the Reporting Persons may acquire or dispose of shares of the Company from time to time in future open-market, privately negotiated or other transactions.

      It is anticipated that the Board of Directors of the Company will act as soon as practicable to fill the existing vacancies on the Board of Directors with outside directors who are unaffiliated with any of the Reporting Persons. Except as set forth above, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 on
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) As of May 31, 2000, Fremont Investors I, L.L.C. owned 1,051,590 shares of Preferred Stock, which are convertible into 4,336,285 shares of Common Stock or 63.9% of the Common Stock of the Company.

      As of May 31, 2000, Fremont Partners, L.P. and FP Advisors, L.L.C. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. and (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. Such shares are convertible into and/or represent a total of 4,649,625 shares of Common Stock, or 69.8% of the Common Stock of the Company.

      As of May 31, 2000, Fremont Group, L.L.C. and Fremont Investors, Inc. may be deemed to beneficially own (i) the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., (ii) the 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. and (iii) and the 380 shares of Preferred Stock owned by Fremont Partners, L.L.C. Such shares are convertible into and/or represent a total of 4,736,218 shares of Common Stock, or 69.8% of the Common Stock of the Company.

      Upon conversion of the Preferred Stock into Common Stock, the voting power represented by the Common Stock would be equivalent to that of the Preferred Stock immediately prior to conversion. Pursuant to the terms of the Certificate of Incorporation of the Company, and as set forth in more detail therein, for the first five years after the issuance of the Preferred Stock, the number of shares of Common Stock into which the Preferred Stock is convertible will increase as a result of dividends payable by an increase in the Stated Amount. This will result in an increase in the voting power represented by the underlying Common Stock. After the first five years, dividends on the Preferred Stock may be paid in cash.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I, L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Fremont Investors I, L.L.C.

      Each of (i) Fremont Partners, L.P., as the managing member of Fremont Investors I CS L.L.C., (ii) FP Advisors, L.L.C., as the general partner of Fremont Partners, L.P., (iii) Fremont Group, L.L.C., as the managing member of FP Advisors, L.L.C., and (iv) Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 398,366 shares of Common Stock owned directly by Fremont Investors I CS, L.L.C.

      Fremont Group, L.L.C., as the managing member of Fremont Partners, L.L.C., and Fremont Investors, Inc., as the manager of Fremont Group, L.L.C., may be deemed to beneficially own the 380 shares of Preferred Stock owned directly by Fremont Partners, L.L.C.

      (b) Fremont Investors I, L.L.C. currently exercises the power to vote or direct the disposition of 1,051,590 shares of Preferred Stock, and the underlying Common Stock. Each of Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C., and the underlying Common Stock. In addition, each of Fremont Partners, L.P. FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc. currently exercises shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 398,366 shares of Common Stock owned by Fremont Investors I CS, L.L.C. And, Fremont Group, L.L.C. and Fremont Investors, Inc. also currently exercise shared power to vote or direct the vote and shared power to dispose or to direct the disposition of an additional 380 shares of the Preferred Stock (for a total of 1,051,970 shares of Preferred Stock) owned by Fremont Partners, L.L.C., and the underlying Common Stock.

      Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 4,736,218 shares of Common Stock on an as-converted basis, or 69.8% of the Common Stock of the Company.

      (c) On May 31, 2000, a dividend was paid on the Preferred Stock in the form of a 2% increase in the Stated Amount. After such increase in the Stated Amount, the 1,051,590 shares of Preferred Stock owned by Fremont Investors I, L.L.C. are convertible into 4,336,285 shares of Common Stock. This represents an increase of 85,026 shares in the number of shares of Common Stock into which such Preferred Stock is convertible. After such increase in the Stated Amount, the 380 shares of Preferred Stock owned directly or beneficially by Fremont Partners, L.L.C. are convertible into 1,566 shares of Common Stock. This represents an increase of 30 shares in the number of shares of Common Stock into which such Preferred Stock is convertible.

      Except as reported in this Item 5, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

      (d) - (e)  Inapplicable.

Item 7.  Material to Be Filed as Exhibits.

      The following documents are being filed as exhibits to this Statement and are each incorporated by reference herein.

      (1) Joint Filing Agreement, dated as of June 8, 2000, by and between Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.



                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 8, 2000

                           FREMONT INVESTORS I, L.L.C.
                           FREMONT INVESTORS I CS, L.L.C.
                           FREMONT PARTNERS, L.P.
                           FP ADVISORS, L.L.C.,
                           FREMONT GROUP, L.L.C.,
                           FREMONT INVESTORS, INC.,
                           FREMONT PARTNERS, L.L.C.,


                           By:  /s/ Robert Jaunich
                                Name:  Robert Jaunich
                                Executive Officer or Executive Officer of a
                                partner, member or manager of each
                                Reporting Person



                               EXHIBIT INDEX

Exhibit
Number      Exhibit

(1) Joint Filing Agreement, dated as of June 8, 2000, by and among Fremont Investors I, L.L.C., Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C., Fremont Investors, Inc., Fremont Investors I CS, L.L.C. and Fremont Partners, L.L.C.